UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Care Investment Trust Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

141657 10 6

(CUSIP Number)

CIT Group Inc.
505 Fifth Avenue, 6th Floor
New York, New York 10017
(212) 771-0505

CIT Healthcare LLC
505 Fifth Avenue, 6th Floor
New York, New York 10017
(212) 771-0505

CIT Real Estate Holding Corporation
505 Fifth Avenue, 6th Floor
New York, New York 10017
(212) 771-0505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 141657 10 6	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
CIT Real Estate Holding Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	[ ]
		(b)	[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER	7	SOLE VOTING POWER
OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY		6,981,350 shares (1)
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		0
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		6,981,350 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,981,350 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.2% (2)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Represents 5,256,250 shares of Common Stock issued to CIT Real Estate Holding Corp. as partial consideration for the contribution of the initial assets to Care Investment Trust Inc.; 100 shares of Common Stock issued to CIT Real Estate Holding Corp. prior to Care Investment Trust Inc.’s initial public offering; and 1,725,000 shares of Common Stock purchased for cash by CIT Real Estate Holding Corp. in Care Investment Trust Inc.’s initial public offering. CIT Real Estate Holding Corp. shares voting and dispositive power with CIT Group Inc. as a direct wholly owned subsidiary of CIT Group Inc.

(2) Based on 21,011,831 shares of Common Stock of Care Investment Trust Inc. outstanding as of August 13, 2008.

SCHEDULE 13D

CUSIP No. 141657 10 6	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
CIT Healthcare LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	[ ]
		(b)	[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER	7	SOLE VOTING POWER
OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY		1,042,690 shares (1)
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		0
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		1,042,690 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,042,690 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0% (2)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Represents 607,690 shares of Common Stock granted to CIT Healthcare LLC as Manager of Care Investment Trust Inc. as of the closing of the Care Investment Trust Inc. initial public offering on June 27, 2007 pursuant to the Care Investment Trust Inc. Manager Equity Plan; and 435,000 shares underlying the warrants granted to CIT Healthcare LLC under the Manager Equity Plan on September 30, 2008. All of these shares of Common Stock and warrants vested immediately upon grant. CIT Healthcare LLC shares voting and dispositive power with CIT Group Inc. as a direct wholly owned subsidiary of CIT Group Inc.

(2) Based on 21,011,831 shares of Common Stock of Care Investment Trust Inc. outstanding as of August 13, 2008.

SCHEDULE 13D

CUSIP No. 141657 10 6	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
CIT Group Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	[ ]
		(b)	[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER	7	SOLE VOTING POWER
OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY		8,024,040 shares (1)
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		0
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		8,024,040 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,024,040 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.2% (2)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) ) Represents 5,256,250 shares of Common Stock issued to CIT Real Estate Holding Corp. as partial consideration for the contribution of the initial assets to Care Investment Trust Inc.; 100 shares of Common Stock issued to CIT Real Estate Holding Corp. prior to Care Investment Trust Inc.’s initial public offering and 1,725,000 shares of Common Stock purchased for cash by CIT Real Estate Holding Corp. in Care Investment Trust Inc.’s initial public offering. Also includes 607,690 shares of Common Stock granted to CIT Healthcare LLC as Manager of Care Investment Trust Inc. as of the closing of the Care Investment Trust Inc. initial public offering on June 27, 2007 pursuant to the Care Investment Trust Inc. Manager Equity Plan; and 435,000 shares underlying the warrants granted to CIT Healthcare LLC under the Manager Equity Plan on September 30, 2008. All of these shares of Common Stock and warrants vested immediately upon grant. CIT Real Estate Holding Corp. and CIT Healthcare LLC are both wholly owned subsidiaries of CIT Group Inc.

(2) Based on 21,011,831 shares of Common Stock of Care Investment Trust Inc. outstanding as of August 13, 2008.

SCHEDULE 13D

CUSIP No. 141657 10 6	Page 5 of 9 Pages

     This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed on July 9, 2007 (the “Schedule 13D”) on behalf of (i) CIT Real Estate Holding Corporation (“CIT Holding”), (ii) CIT Healthcare LLC (“CIT Healthcare”) and (iii) CIT Group Inc. (“CIT Group”), by virtue of its 100% ownership of CIT Holding and CIT Healthcare, in connection with the initial public offering of Care Investment Trust Inc. (the “Issuer”) which closed on June 27, 2007.

     This Amendment No. 1 is being filed to report the grant to CIT Healthcare of warrants to purchase 435,000 shares of Issuer’s Common Stock on the Schedule 13D.

     Capitalized terms not otherwise defined herein shall have the meanings assigned to them on the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is amended and supplemented as follows:

     On September 30, 2008, the Issuer granted to CIT Healthcare under its Manager Equity Plan warrants to purchase 435,000 shares of the Issuer’s Common Stock at an exercise price of $17.00 per share. The warrants are exercisable, in whole or in part, at any time from the date of grant until the tenth anniversary of the date of grant. The warrants are exercisable regardless of any termination or non-renewal of the Management Agreement and are transferable by CIT Healthcare at any time, subject to restrictions under the securities laws.

     Also, on September 30, 2008, the Issuer and CIT Healthcare entered into Amendment No. 1 to the Management Agreement dated June 27, 2008, wherein the parties agreed to (i) reduce the Issuer’s management fee payable to CIT Healthcare from 1.75% to 0.875% of book equity, retroactive to August 1, 2008, (ii) eliminate the Incentive Fee (as defined in the Management Agreement) and (iii) modify the Termination Fee (as defined in the Management Agreement) payable to the Manager upon the termination of the Management Agreement such that the Management Fee shall be equal to the average Base Management Fee (as defined in the Management Agreement) as earned by the Manager during the immediately preceding two years, but in no event shall the Termination Fee be less than $15.4 million.

Item 7. Materials to be Filed as Exhibits

     Item 7 is amended and supplemented to include the following:

Exhibit 5.	Warrant to Purchase Common Stock, dated September 30, 2008 (filed as Exhibit 10.2 to the Company’s Form 8- K (File No. 001-33549), filed on October 2, 2008 and herein incorporated by reference).

Exhibit 6.

Amendment No. 1 to Management Agreement by and between Care Investment Trust and CIT Healthcare LLC, dated as of September 30, 2008 (filed as Exhibit 10.1 to the Company’s Form 8-K (File No. 001-33549), filed on October 2, 2008 and herein incorporated by reference).

SCHEDULE 13D

CUSIP No. 141657 10 6	Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

October 2, 2008

CIT REAL ESTATE HOLDING CORPORATION

/s/ Stephen D. Millas
By:	Stephen D. Millas
Title:	Senior Vice President and Assistant Secretary

October 2, 2008

CIT HEALTHCARE LLC

/s/ Eric S. Mandelbaum
By:	Eric S. Mandelbaum
Title:	Senior Vice President and Secretary

October 2, 2008

CIT GROUP INC.

/s/ Eric S. Mandelbaum
By:	Eric S. Mandelbaum
Title:	Senior Vice President, Deputy General
Counsel and Assistant Secretary

SCHEDULE 13D

CUSIP No. 141657 10 6	Page 7 of 9 Pages

SCHEDULE I

Schedule I to Schedule 13D is amended and restated in its entirety as follows:

Unless otherwise stated herein, all individuals listed in this Schedule I are citizens of the United States.

Name and Position Held	Address of Principal Business/ Principal Executive Office	Present Principal Occupation or Employment

Directors and Executive Officers of CIT Group Inc.

Jeffrey M. Peek	505 Fifth Avenue, 8th Floor	Chairman and Chief Executive Officer
Director of CIT Group Inc.	New York, NY 10017	of CIT Group Inc.

Gary C. Butler	c/o Automatic Data Processing, Inc.	President and Chief Executive Office of
Director of CIT Group Inc.	1 ADP Blvd.	Automatic Data Processing, Inc.
Roseland, NJ 07068

William M. Freeman	c/o Arbinet-thexhange, Inc.	Chairman of the Board of Arbinet-
Director of CIT Group Inc.	120 Albany Street	thexhange, Inc.
Tower II, Suite 450
New Brunswick, NJ 08901

Susan Lyne	c/o Gilt Groupe	Chief Executive Officer of Gilt Groupe
Director of CIT Group Inc.	40 West 20th Street
New York, NY 10010

James S. McDonald	c/o Rockefeller & Co., Inc.	President and Chief Executive Officer
Director of CIT Group Inc.	30 Rockefeller Plaza	of Rockefeller & Co., Inc.
New York, NY 10012

Marianne Miller Parrs	c/o CIT Group Inc.	Retired Executive Vice President &
Director of CIT Group Inc.	505 Fifth Avenue, 8th Floor	Chief Financial Officer of International
	New York, NY 10017	Paper Company

Timothy M. Ring	c/o C.R. Bard, Inc.	Chairman and Chief Executive Officer
Director of CIT Group Inc.	730 Central Avenue	of C.R. Bard, Inc.
Murray Hill, NJ 07974

John R. Ryan	c/o Center for Creative Leadership	President and Chief Executive Officer
Director of CIT Group Inc.	1 Leadership Place	of Center for Creative Leadership
Greensboro, NC 27410

Seymour Sternberg	c/o New York Life Insurance	Chairman of the Board of New York
Director of CIT Group Inc.	Company	Life Insurance Company
51 Madison Avenue
New York, NY 10010

Peter J. Tobin	c/o CIT Group Inc.	Retired Special Assistant to the
Director of CIT Group Inc.	505 Fifth Avenue, 8th Floor	President of St. John’s University
New York, NY 10017

SCHEDULE 13D

CUSIP No. 141657 10 6	Page 8 of 9 Pages

Lois M. Van Deusen	c/o McCarter & English, LLP	Managing Member of LVD Consulting
Director of CIT Group Inc.	Four Gateway Center,	and Of Counsel to McCarter & English,
	100 Mulberry Street, Newark, NJ	LLP
07101-0652

Robert J. Ingato	1 CIT Drive	Executive Vice President, General
Executive Vice President, General	Livingston, NJ 07039	Counsel and Secretary of CIT Group
Counsel and Secretary of CIT Group		Inc.
Inc.

Joseph M. Leone	505 Fifth Avenue, 6th Floor	Vice Chairman and Chief Financial
Vice Chairman and Chief Financial	New York, NY 10017	Officer of CIT Group Inc.
Officer of CIT Group Inc.

Walter J. Owens	505 Fifth Avenue, 8th Floor	President, CIT Corporate Finance of
President, CIT Corporate Finance of	New York, NY 10017	CIT Group Inc.
CIT Group Inc.

William J. Taylor	1 CIT Drive,	Executive Vice President, Controller
Executive Vice President, Controller	Livingston, NJ 07039	and Principal Accounting Officer of
and Principal Accounting Officer of		CIT Group Inc.
CIT Group Inc.

Jeffrey Knittel	505 Fifth Avenue, 6th Floor	President, CIT Transportation Finance
President, CIT Transportation	New York, NY 10017	of CIT Group Inc.
Finance of CIT Group Inc.

John Daly	11 West 42nd Street	President, CIT Trade Finance of CIT
President, CIT Trade Finance of CIT	New York, NY 10036	Group Inc.
Group Inc.

Alexander Mason	505 Fifth Avenue, 8th Floor	President and Chief Operating Officer
President and Chief Operating	New York, NY 10017	of CIT Group Inc.
Officer of CIT Group Inc.

Kristine Snow	1 CIT Drive,	President, CIT Global Vendor Finance.
President of CIT Global Vendor	Livingston, NJ 07039
Finance

SCHEDULE 13D

CUSIP No. 141657 10 6	Page 9 of 9 Pages

Directors and Executive Officers of CIT Real Estate Holding Corporation

Cathleen Crowley-Piscitell	505 Fifth Avenue, 6th Floor	Director, President and Treasurer of
Director, President and Treasurer of	New York, NY 10017	CIT Real Estate Holding Corporation
CIT Real Estate Holding
Corporation

Salvatore (Torey) Riso	505 Fifth Avenue, 6th Floor	Vice President and Assistant Secretary
Secretary of CIT Real Estate	New York, NY 10017	of CIT Healthcare LLC
Holding Corporation

Directors and Executive Officers of CIT Healthcare LLC

Robert J. Ingato	1 CIT Drive	Executive Vice President, General
Director of CIT Healthcare LLC	Livingston, NJ 07039	Counsel and Secretary of CIT Group
Inc.

Glenn A. Votek	1 CIT Drive	Treasurer of CIT Group Inc.
Director of CIT Healthcare LLC	Livingston, NJ 07039

Margaret A. Brown	505 Fifth Avenue, 6th Floor	Co-President of CIT Healthcare LLC
Co-President of CIT Healthcare	New York, NY 10017
LLC

Steven N. Warden	505 Fifth Avenue, 6th Floor	Co-President of CIT Healthcare LLC
Co-President of CIT Healthcare	New York, NY 10017
LLC

James R. Kubu	505 Fifth Avenue, 6th Floor	Chief Financial Officer of CIT
Chief Financial Officer of CIT	New York, NY 10017	Healthcare LLC
Healthcare LLC